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MAR - 2 2009

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67805

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT AS OF **12/31/08**
MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TRADING MACHINES LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Atlantic Street, Suite 301
(No. and Street)

Stamford	**Connecticut**	**06901**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Grant	**(203) 588-2677**
	(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 2250	**Chicago**	**Illinois**	**60604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
[x] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, **Mark D. Grant**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of **Trading Machines LLC** as of **December 31, 2008** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Mark D. Grant
Signature

Chief Financial Officer
Title

Subscribed and sworn to before me this

26th day of February, 2009

"OFFICIAL SEAL"
Philip C. Ryan
Notary Public, State of Illinois
My Commission Expires 08/20/2012

Notary Public

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) Independent Auditors' Report on Internal Accounting Control.
[ ] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.10(d)2(iv).

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**

R&J

RYAN & JURASKA
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT

To the Member of
Trading Machines LLC

We have audited the accompanying statement of financial condition of Trading Machines LLC, (the "Company") as of December 31, 2008, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Trading Machines LLC as of December 31, 2008 in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statement taken as a whole.

Ryan & Juraska

Chicago, Illinois
February 26, 2009

TRADING MACHINES LLC

Statement of Financial Condition

December 31, 2008

Assets		
Cash and cash equivalents	$	2,997,684
Securities owned, at fair value		47,529,078
Other receivables		138,947
Furniture, equipment and leasehold improvements (less accumulated depreciation and amortization of $426,995)		1,835,447
Computer software developed for internal use (less accumulated amortization of $173,906)		1,391,252
Other assets		77,991
	$	53,970,399
Liabilities and Member's Equity		
Liabilities:		
Securities sold, not yet purchased, at fair value	$	23,422,511
Payable to broker-dealer		17,845,520
Accounts payable and accrued expenses		1,956,508
		43,224,539
Member's equity		10,745,860
	$	53,970,399

See accompanying notes.

1. Organization and Business

Trading Machines LLC (the "Company"), a Connecticut limited liability company, was organized on October 2, 2007. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Chicago Board Options Exchange (the "CBOE"). The Company engages primarily in the proprietary trading of exchange-traded equity securities and equity options contracts.

2. Summary of Significant Accounting Policies

Securities Valuation and Revenue Recognition
Securities transactions and related commissions and expenses are recorded on a trade date basis. Securities owned and securities sold, not yet purchased are recorded in the statement of financial condition at fair value in accordance with Statement of Financial Accounting Standards No. 157. Realized and unrealized gains or losses from trading are included in trading gains in the statement of operations.

Depreciation and Amortization
Furniture and equipment are being depreciated over the estimated useful lives of the assets using the straight-line method. Leasehold improvements are being amortized on a straight-line basis over the term of the associated lease.

Computer Software Developed for Internal Use
Direct costs of materials and services incurred in developing internal-use computer software, including payroll costs for employees directly associated with the project, were capitalized during the application development stage. Such capitalized costs are being amortized over their estimated useful lives.

Cash Equivalents
Cash equivalents consist of a certificate of deposit with a maturity of less than three months.

Income Taxes
No provision has been made for federal income taxes as the taxable income or loss of the Company is included in the respective income tax return of the sole member.

Use of Estimates
The preparation of financial statements in conformity with Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

3. Clearing Agreement

The Company has a Joint Back Office ("JBO") clearing agreement with Goldman Sachs Execution & Clearing, L.P. ("GSEC"). The agreement allows JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T. As part of this agreement, the Company has invested $10,000 in a Class C limited partnership interest in GSEC. The Company's investment in GSEC is reflected in other assets in the statement of financial condition. Under the most restrictive rules of the Chicago Board Options Exchange and GSEC, the Company is required to maintain a minimum net liquidating equity of $1.5 million with GSEC, exclusive of its limited partnership interest.

4. Derivative Financial Instruments and Off-Balance Sheet Risk

In the normal course of business the Company enters into transactions in derivative financial instruments and other financial instruments with off-balance sheet risk that include equity and index options and short stocks. All derivative instruments are held for trading purposes. All positions are reported in the accompanying statement of financial condition at fair value and gains and losses from derivative financial instruments are included in trading gains in the statement of operations.

Options grant the purchaser, for the payment of a premium, the right to either purchase from or sell to the writer a specified instrument under agreed terms. As a writer of options, the Company receives a premium in exchange for bearing the risk of unfavorable changes in the price of the financial instruments underlying the options.

Securities sold, not yet purchased, represent obligations of the Company to deliver specified securities and thereby create a liability to repurchase the securities in the market at prevailing prices. These transactions may result in off-balance sheet risk as the Company's ultimate obligation to satisfy its obligation for securities sold, not yet purchased may exceed the amount recognized in the statement of financial condition.

Risk arises from the potential inability of counterparties to perform under the terms of the contracts (credit risk) and from changes in the values of the underlying financial instruments (market risk). The Company is subject to credit risk to the extent any broker with which it conducts business is unable to fulfill contractual obligations on its behalf. The Company attempts to minimize its exposure to credit risk by monitoring brokers with which it conducts investment activities. In management's opinion, market risk is substantially diminished when all financial instruments are aggregated.

5. Credit Concentration

At December 31, 2008, a significant credit concentration consisted of approximately $6.3 million, representing the fair value of the Company's trading accounts carried by its clearing broker, Goldman Sachs Execution & Clearing, L.P. Management does not consider any credit risk associated with this receivable to be significant.

6. Fair Value Disclosure

The Company adopted Statement of Financial Accounting Standards No. 157 ("SFAS No. 157") as of January 1, 2008, which requires, among other things, enhanced disclosures about investments that are measured and reported at fair value. SFAS No. 157 establishes a hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 Inputs - quoted prices in active markets for identical assets or liabilities at the reporting date.

Level 2 Inputs - other than quoted prices included with Level 1 that are observable for substantially the full term of the asset or liability, either directly or indirectly. Level 2 assets include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities that are not active; and inputs other than quoted prices that are observable, such as models or other valuation methodologies.

Level 3 Inputs - unobservable inputs for the valuation of the asset or liability. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimation.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2008:

	Level 1	
	Assets	Liabilities
	Securities Owned	Securities Sold, Not Yet Purchased
Stocks	$ 37,499,430	$ 7,079,360
Options	10,029,648	16,343,151
	$ 47,529,078	$ 23,422,511

At December 31, 2008, the Company did not have any level 2 or level 3 investments.

7. Lease Commitment

The Company conducts it operations in leased office facilities and annual rentals are charged to current operations.

The minimum annual rental commitments under a non-cancelable operating lease are approximately as follows as of December 31, 2008:

Year Ending December 31	Amount
2009	$ 175,000
2010	175,000
2011	175,000
2012	175,000
2013	131,000
Total	$ 831,000

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1). Under this rule, the Company is required to maintain "net capital" equal to the greater of $100,000 or 6 and 2/3 % of “aggregate indebtedness”, as defined.

At December 31, 2008, the Company had net capital and net capital requirements of $6,099,546 and $130,435, respectively.

SUPPLEMENTAL SCHEDULES

TRADING MACHINES LLC

Computation of Net Capital for Broker and Dealers pursuant to Rule 15c3-1

December 31, 2008

Computation of net capital		
Total member's equity		$ 10,745,860
Deductions and/or charges:		
Nonallowable assets:		
Other receivables	$ 138,947	
Furniture, equipment and leasehold improvements, net	1,835,447	
Computer software developed for internal use, net	1,391,252	
Other assets	77,991	(3,443,637)
Net capital before haircuts on securities positions		7,302,223
Haircuts on securities:		
Trading and investment securities:		
Other securities	$ 1,202,856	(1,202,856)
Net capital		$ 6,099,367
Computation of basic capital requirement		
Minimum net capital required (greater of $100,000 or 6 ⅔% of aggregate indebtedness)		130,435
Net capital in excess of net capital requirement		$ 5,968,932
Computation of aggregate indebtedness		
Aggregate indebtedness		$ 1,956,530
Ratio of aggregate indebtedness to net capital		% 32.08

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part II filing as of December 31, 2008.

See accompanying notes.

TRADING MACHINES LLC

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2008

The Company did not handle any customer cash or securities during the period ended December 31, 2008 and does not have any customer accounts.

TRADING MACHINES LLC

Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3

December 31, 2008

The Company did not handle any customer cash or securities during the period ended December 31, 2008 and does not have any customer accounts.

R&J

RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Member of
Trading Machines LLC

In planning and performing our audit of the statement of financial condition of Trading Machines LLC (the "Company") as of December 31, 2008, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statement and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons

(2) Recordation of differences required by Rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the proceeding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statement in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the proceeding paragraph.

R&J

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statement that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statement will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Chicago Board Options Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska

Chicago, Illinois
February 26, 2009

TRADING MACHINES LLC

STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)

December 31, 2008

<u>AVAILABLE FOR PUBLIC INSPECTION</u>